EDGAR Submission Header Summary

Submission Type	8-K
Live File	on
Return Copy	on
Submission Contact	EDGARfilings, Ltd.
Submission Contact Phone Number	713-621-1897
Exchange	NONE
Confirming Copy	off
Filer CIK	0000916457
Filer CCC	xxxxxxxx
Period of Report	07/20/10
Item IDs	7.01
	9.01
Notify via Filing website Only	off
Emails	wallisr@calpine.com
	greganp@calpine.com
	claudiav@calpine.com
	ef-notify@thomsonreuters.com

Documents

8-K	o71003.htm
	8-K Bond Offering
EX-99.1 CHARTER	ex99-1.htm
	Press Release
8-K	submissionpdf.pdf
	PDF of Entire Submission
GRAPHIC	ex99-14.jpg

Module and Segment References

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **July 20, 2010**

CALPINE CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**1-12079**	**77-0212977**
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

717 Texas Avenue, Suite 1000, Houston, Texas 77002
(Addresses of principal executive offices and zip codes)

Registrant's telephone number, including area code: **(713) 830-8775**

Not applicable
(Former name or former address if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

TABLE OF CONTENTS

ITEM 7.01 — REGULATION FD DISCLOSURE

On July 20, 2010, Calpine Corporation ("Calpine") announced that it intends to offer $750 million in aggregate principal amount of Senior Secured Notes due 2020 in a private placement. A copy of the press release is being furnished as Exhibit 99.1 hereto. In connection with the private placement, Calpine will make available to prospective investors certain information including the information set forth below relating to the generation assets Calpine acquired from Conectiv Energy, a wholly owned subsidiary of Pepco Holdings, Inc. ("Conectiv") and property taxes in California. For information about the closing of the generation assets Calpine acquired from Conectiv (the "Conectiv acquisition"), see the Current Report on Form 8-K filed by Calpine on July 8, 2010.

In connection with the Conectiv acquisition, Calpine assumed certain environmental remediation liabilities. In addition, environmental permits relating to certain of the assets acquired may become subject to limits.

As part of the Conectiv acquisition on July 1, 2010, Calpine assumed environmental remediation liabilities related to certain of the acquired assets located in New Jersey and could incur expenditures related thereto of up to $10 million. Pursuant to the Conectiv purchase agreement, Conectiv is responsible for any amounts that exceed $10 million. Calpine has engaged a licensed site remediation professional who is evaluating the recognized environmental conditions as a preliminary step of the site investigation phase and ultimate cleanup plan.

In 2010, prior to Calpine assuming ownership of the Conectiv assets, Conectiv received Title V air permits for its Cumberland 1 and Sherman Avenue peaking units from the New Jersey Department of Environmental Protection ("NJDEP"). These permits include heat input limits that may restrict operation at full capacity and are the subject of ongoing litigation between Conectiv and NJDEP prompted by two Administrative Orders and Notices of Civil Administrative Penalty Assessment issued to Conectiv by NJDEP. Conectiv asserts that NJDEP does not have the authority to limit heat input in Title V air permits. Calpine has submitted timely appeals of the Sherman Avenue and Cumberland 1 Title V air permits and continues to work with NJDEP to ensure that all of the former Conectiv New Jersey assets may operate at full load. Currently, these restrictions require one of our peaking units (Deepwater Unit 1) to operate at approximately 8 MW less than its full capacity. Calpine is preparing an application to modify the Deepwater Unit 1 permit to reclaim the 8 MW limitation, but there can be no assurance that Calpine's application will be successful and it may continue to be subject to the aforementioned limitation.

If Calpine's appeal of a recent tax reassessment is unsuccessful, Calpine may have to pay increased property taxes in California.

Calpine has received notification from the California Assessment Board that certain of its property located in California has been reassessed as a result of a refinancing transaction in 2006. Calpine disagrees with this reassessment and will vigorously appeal and contest any increase in property values and associated increase in property taxes. While Calpine believes that it has firm and valid reasons why it will be successful, Calpine cannot rule out the possibility of an unfavorable outcome. Calpine does not expect any increased taxes to have a material adverse effect on its financial condition.

The information above is provided under Item 7.01 of Form 8-K and is furnished to, but not filed with, the U.S. Securities and Exchange Commission.

ITEM 9.01 — FINANCIAL STATEMENTS AND EXHIBITS

(d)   *Exhibits*

Exhibit No.	Description
99.1	Calpine Corporation Press Release dated July 20, 2010.*

_____

*   Furnished herewith.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        CALPINE CORPORATION

                        By: /s/ ZAMIR RAUF
                                   Zamir Rauf
                                   Executive Vice President and
                                   Chief Financial Officer

        Date: July 20, 2010

Filer: Calpine Corp | Form Type: 8-K | Period: 07/20/10 | Job Number: 8-K 7-20-2010 | Rev: | Sequence: 5
Submission: | Document Name: o71003.htm | Saved: 7/20/2010 09:29:45 | Printed: 7/20/2010 09:31:12
EDGARfilings | Description: 8-K Bond Offering | Matthew Smith | Created using EDGARizer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Calpine Corporation Press Release dated July 20, 2010.*

____

* Furnished herewith.

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CALPINE®
NYSE CPN

CONTACTS: **NEWS RELEASE**

Media Relations:
Norma F. Dunn
713-830-8883
norma.dunn@calpine.com

Investor Relations:
Andre Walker
713-830-8775
andrew@calpine.com

Calpine Corporation Announces Senior Secured Notes Offering

(HOUSTON, Texas) – July 20, 2010 – Calpine Corporation (NYSE:CPN) today announced that it intends to offer $750.0 million in aggregate principal amount of Senior Secured Notes due 2020 in a private placement. The notes will be guaranteed by each of Calpine Corporation's current and future subsidiaries that is a guarantor under Calpine Corporation's existing credit facility. The notes and related guarantees will be secured equally and ratably with the indebtedness incurred under Calpine Corporation's existing credit facility and other indebtedness that is permitted to be secured by such assets, by a first-priority lien on substantially all of Calpine Corporation's and certain of the guarantors' existing and future assets, subject to certain exceptions and permitted liens. Calpine Corporation intends to use the net proceeds from this offering to repay a portion of the term loan borrowings under its existing credit facility.

The notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the U.S. without registration under the Securities Act or pursuant to an applicable exemption from such registration.

This announcement does not constitute an offer to sell, or the solicitation of offers to buy, any security and shall not constitute an offer, solicitation or sale of any security in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Calpine

Founded in 1984, Calpine Corporation is a major U.S. power company, currently capable of delivering nearly 29,000 megawatts of clean, cost-effective, reliable and fuel-efficient power from its 93 operating plants to customers and communities in 21 states in the United States and Canada. Calpine Corporation is committed to helping meet the needs of an economy that demands more and cleaner sources of electricity. Calpine Corporation owns, leases and operates low-carbon, natural gas-fired and renewable geothermal power plants. Using advanced technologies, Calpine Corporation generates power in a reliable and environmentally responsible manner for the customers and communities it serves.

-- more --

Calpine Corporation Announces Senior Secured Notes Offering
Page 2
July 20, 2010

Forward-Looking Statements

This release contains "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Words such as "believe," "intend," "expect," "anticipate," "plan," "may," "will," "should," "estimate," "potential," "project" and similar expressions identify forward-looking statements. Such statements include, among others, those concerning expected financial performance and strategic and operational plans, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. You are cautioned that any such forward-looking statements are not guarantees of future performance and that a number of risks and uncertainties could cause actual results to differ materially from those anticipated in the forward-looking statements. Please see the risks identified in this release or in Calpine Corporation's reports and registration statements filed with the Securities and Exchange Commission, including, without limitation, the risk factors identified in its Annual Report on Form 10-K for the year ended Dec. 31, 2009, and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2010. These filings are available by visiting the Securities and Exchange Commission's website at www.sec.gov or Calpine Corporation's website at www.calpine.com. Actual results or developments may differ materially from the expectations expressed or implied in the forward-looking statements. Other than as required by law, Calpine Corporation undertakes no obligation to update any such statements, whether as a result of new information, future events, or otherwise.

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